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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

•         In 1Q17, Embraer delivered 18 commercial and 15 executive (11 light and 4 large) jets, representing a decline from the 21 commercial and 23 executive (12 light and 11 large) jet deliveries in 1Q16;

•         The Company’s firm order backlog ended the quarter at US$ 19.2 billion;

•         Revenues in 1Q17 were US$ 1,026.3 million, representing a decline of 21.6% as compared to 1Q16, due largely to a decline in commercial jet and executive jet deliveries;

•         Adjusted EBIT and Adjusted EBITDA1 margins were 3.0% and 10.1%, respectively, in 1Q17. Adjusted EBIT and Adjusted EBITDA exclude the impact of US$ 7.6 million in additional provisions related to the Company’s voluntary dismissal program;

•         1Q17 Net income attributable to Embraer shareholders and Earnings per ADS were US$ 42.5 million and US$ 0.23, respectively. Adjusted Net income (excluding the impact of FX-related non-cash deferred income tax and social contribution and the aforementioned provision) for the quarter was US$ 23.2 million, representing Adjusted Earnings per ADS of US$ 0.13 in 1Q17;

•         In January, Embraer issued US$ 750 million in principal value of bonds at par, with maturity in 2027 and a coupon rate of 5.4%. The Company finished 1Q17 with a total cash position of US$ 3,482.0 million and total debt of US$ 4,287.8 million, yielding a net debt position of US$ 805.8 million;

•         In March, the Company announced that it successfully completed the inaugural flight of the first prototype of the E-195 E2 commercial jet, several months ahead of schedule. All three jet models of the E2 program remain on track for their respective entry into service plans – the E-190 E2 in the first half of 2018, the E-195 E2 in the first half of 2019 and the E-175 E2 in 2021;

•         Embraer reiterates all aspects of its financial and delivery outlook for 2017.

Main financial indicators [2]

in millions of U.S dollars, except % and earnings per share data
IFRS	(1) 4Q16	(1) 1Q16	(1) 1Q17
Revenue	2,027.8	1,309.0	1,026.3
EBIT	276.6	85.7	23.4
EBIT Margin %	13.6%	6.5%	2.3%
Adjusted EBIT	246.1	85.7	31.0
Adjusted EBIT Margin %	12.1%	6.5%	3.0%
EBITDA	378.5	159.5	95.8
EBITDA Margin %	18.7%	12.2%	9.3%
Adjusted EBTIDA	348.0	159.5	103.4
Adjusted EBTIDA Margin %	17.2%	12.2%	10.1%
Adjusted Net Income [2]	209.1	(1.7)	23.2
Net income attributable to Embraer Shareholders	195.2	103.9	42.5
Earnings per share - ADS basic (US$)	1.0634	0.5690	0.2312
Net debt	(574.7)	(219.9)	(805.8)
(1) Derived from unaudited financial information.

1 EBIT and EBITDA are non-GAAP measures. For more detailed information please refer to page 8.

2 Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the consolidated Cash Flow statement, under Deferred income tax and social contribution, which was US$ 26.4 million in 4Q16, US$ (105.6) million in 1Q16 and US$ (24.3) million in 1Q17. Adjusted Net Income also excludes the after-tax non-recurring items of US$ 12.5 million in 4Q16 and US$ (5.0) million in 1Q17.

1

São Paulo, Brazil, May 2, 2017 - (BM&FBOVESPA: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended March 31, 2016 (1Q16), December 31, 2016 (4Q16) and March 31, 2017 (1Q17), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

REVENUES and gross margin

In 1Q17, Embraer delivered 18 commercial and 15 executive aircraft (11 light jets and 4 large jets), for a total of 33 jets delivered in the quarter. This compares to deliveries of 44 jets in 1Q16, consisting of 21 commercial and 23 executive aircraft (12 light jets and 11 large jets). The Company’s first quarter deliveries are generally the weakest in terms of seasonality, and Embraer remains confident in its 2017 guidance for 97 to 102 total commercial jet deliveries and 105 to 125 total executive jet deliveries (70-80 light jets and 35-45 large jets). Revenues in 1Q17 were US$ 1,026.3 million, representing a decline of 21.6% compared to the prior year period, as a result of lower commercial and executive jet deliveries, as well as the postponement of the Geostationary Defense and Communications Satellite (SGDC) launch, initially scheduled for 1Q17, due to a general strike in French Guiana.

Consolidated gross margin declined from 20.0% in 1Q16 to 15.1% in 1Q17, largely due to a less favorable mix and lower deliveries in the Executive Jets segment combined with the postponement of the satellite launch, which caused milestone-related revenues to shift to later this year.

EBIT

EBIT and EBIT margin in 1Q17 were US$ 23.4 million and 2.3%, respectively, down from US$ 85.7 million in EBIT and 6.5% EBIT margin reported in 1Q16. Adjusted EBIT and EBIT margin, excluding a US$ 7.6 million provision related to the Company’s voluntary dismissal program, were US$ 31.0 million and 3.0%, respectively. The year-over-year decline in revenues and its impact on fixed cost dilution, combined with the aforementioned lower gross margin, were the main drivers of the decline in adjusted EBIT margin in 1Q17 as compared to 1Q16.

Administrative expenses totaled US$ 42.6 million in 1Q17, which was a slight increase from the US$ 39.0 million reported in 1Q16, largely driven by a less favorable exchange rate in the current year’s quarter, as the average Brazilian Real to U.S. Dollar exchange rate in 1Q17 appreciated 19% relative to the average exchange rate in 1Q16. Selling expenses declined from US$ 101.4 million in 1Q16 to US$ 70.9 million in 1Q17, due largely to cost efficiencies and lower marketing-related expenses in the Executive Jets segment during the quarter. Research expenses rose slightly to US$ 8.2 million in 1Q17 from US$ 6.6 million in the prior year, principally due to the aforementioned less favorable exchange rate in the quarter. Other operating income (expense) improved to an expense of US$ 9.3 million (US$ 1.7 million in expense excluding the voluntary dismissal program provision) in 1Q17 as compared to an expense of US$ 28.5 million in 1Q16 principally due to lower provisions for impairment of used aircraft in 1Q17.

net income

Net income attributable to Embraer shareholders and earnings per ADS for 1Q17 were US$ 42.5 million and US$ 0.23 per basic share, respectively. This compares to net income attributable to Embraer shareholders and earnings per ADS in 1Q16 of US$ 103.9 million and US$ 0.57 per basic share, respectively.

Adjusted net income (loss), excluding deferred income tax and social contribution as well as the impact of the voluntary dismissal program provision, was US$ 23.2 million in 1Q17 as compared to US$ (1.7) in 1Q16. Adjusted earnings per ADS excluding deferred income tax and social contribution was US$ 0.13 per basic share in 1Q17, compared to an adjusted loss per ADS of US$ (0.01) in 1Q16.

2

monetary balance sheet accounts and other measures

The Company ended 1Q17 with a net debt position of US$ 805.8 million, compared to the net debt position of US$ 574.7 million as of the end of 2016, principally due to negative Free cash flow in the quarter. Embraer’s total loans position at the end of the quarter was US$ 4,287.8 million, an increase of US$ 527.9 million compared to the Company’s loan position at the end of 2016, due largely to the US$ 750 million 10-year bond issuance completed in January.

in millions of U.S.dollars
FINANCIAL POSITION DATA	(2) 2016	(1) 1Q16	(1) 1Q17
Cash and cash equivalents	1,241.5	1,959.4	1,030.9
Financial investments	1,943.7	1,483.9	2,451.1
Total cash position	3,185.2	3,443.3	3,482.0
Loans short-term	510.3	502.3	322.9
Loans long-term	3,249.6	3,160.9	3,964.9
Total loans position	3,759.9	3,663.2	4,287.8

Net debt*	(574.7)	(219.9)	(805.8)
* Net debt = Cash and cash equivalents + Financial investments short-term and long term -
Loans short-term and long-term
(1) Derived from unaudited financial information
(2) Derived from audited financial information

Adjusted net cash used by operating activities net of adjustments for financial investments (and excluding cash payments related to the Company’s Voluntary Dismissal Program) was an outflow of US$  47.7 million in 1Q17 and adjusted Free cash flow for the quarter was negative US$  199.3 million. This compares to net cash used by operating activities net of adjustments for financial investments of negative US$ 14.2 million and Free cash flow of negative US$ 201.5 million in 1Q16.

in millions of U.S.dollars
IFRS	1Q16	2Q16	3Q16	4Q16	1Q17
Net cash generated (used) by operating activities (1)	(14.2)	(183.2)	235.3	249.3	(64.9)
Adjustment for non-recurring cash impacts	-	-	-	248.2	17.2
Adj. net cash generated (used by) operating activities	(14.2)	(183.2)	235.3	497.5	(47.7)

Net additions to property, plant and equipment	(76.1)	(112.3)	(125.9)	(75.3)	(34.5)
Additions to intangible assets	(111.2)	(126.7)	(129.9)	(137.2)	(117.1)
Adjusted Free Cash Flow	(201.5)	(422.2)	(20.5)	285.0	(199.3)
(1) Net of financial investments: 1Q16 145.8, 2Q16 178.2, 3Q16 (66.4), 4Q16 50.2, 1Q17 503.6

Net additions to total PP&E were US$ 34.5 million in 1Q17, including values related to spare parts pool programs, aircraft under lease or available for lease, CAPEX and proceeds from sale of PP&E. Of the total 1Q17 additions to PP&E, CAPEX amounted to US$ 35.4 million, additions of aircraft available for lease was US$ 4.8 million, additions of pool program spare parts totaled US$ 12.3 million, and proceeds from sale of PP&E slightly offset these investments with an inflow of US$ 18.0 million. A portion of the reported CAPEX includes investments related to certain contracted capital expenditures in the Defense & Security segment. These expenditures are included in the terms and conditions of their respective contracts and were not considered in the Company’s CAPEX Outlook of US$ 200 million for 2017. This contracted CAPEX totaled US$ 2.4 million in 1Q17. Excluding these expenditures, CAPEX for 1Q17 was US$ 33.0 million.

In 1Q17, Embraer invested a total of US$ 117.1 million in product development, which was mostly offset by US$ 86.0 million in contributions from suppliers. The spending on product development, and also the contributions from suppliers, are related to the development of the E-Jets E2 commercial jet program, which continues to progress according to schedule. Development expenditures net of contributions from suppliers in 1Q17 were US$ 31.1 million. The Company expects spending to ramp as the year progresses to finish 2017 in line with its US$ 400 million Outlook for the year.

3

in millions of U.S.dollars
	1Q16	2Q16	3Q16	4Q16	1Q17
CAPEX	36.5	61.5	73.6	60.7	35.4
Contracted CAPEX (Included in CAPEX)	3.1	5.8	12.5	9.8	2.4
Additions of aircraft available for or under lease	25.7	31.7	27.8	9.5	4.8
Additions of Pool programs spare parts	13.9	19.2	24.5	7.9	12.3
PP&E	76.1	112.4	125.9	78.1	52.5
Proceeds from sale of PP&E	-	(0.1)	-	(2.8)	(18.0)
Net Additions to PP&E	76.1	112.3	125.9	75.3	34.5

in millions of U.S.dollars
	1Q16	2Q16	3Q16	4Q16	1Q17
Additions to intangible	111.2	126.7	129.9	137.2	117.1
Contributions from suppliers	(98.9)	-	(25.0)	-	(86.0)
Development (Net of contributions from suppliers)	12.3	126.7	104.9	137.2	31.1
Research	6.6	10.3	11.9	18.8	8.2
R&D	18.9	137.0	116.8	156.0	39.3

The Company’s total debt increased US$ 527.9 million to US$ 4,287.8 million in 1Q17 compared to US$ 3,759.9 million in 4Q16. Short-term debt at the end of 1Q17 was US$ 322.9 million and long-term debt was US$ 3,964.9 million. The increase in long-term debt is due to the aforementioned issuance of US$ 750 million in 10-year bonds in January, at a 5.4% coupon rate and yield to maturity. The average loan maturity of the Company’s debt at the end of 1Q17 increased to 6.3 years from the 5.3 years reported at the end of 4Q16. The cost of Dollar denominated loans at the end of 1Q17 was 5.12% p.a., stable compared to the end of 2016. The cost of Real denominated loans decreased from 5.00% at the end of 2016 to 4.51% p.a. at the end of 1Q17.

The Company’s EBITDA over the last 12 months (EBITDA LTM) to financial expenses (gross) for 1Q17 decreased to 2.12 relative to 4Q16’s value of 2.46. At the end of 1Q17, 19% of total debt was denominated in Reais, vs. 22% at the end of 2016.

Embraer’s cash allocation management strategy continues to be an important tool to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 1Q17, 67% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered into certain financial hedges in order to reduce its 2017 cash flow exposure. The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reais while approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For 2017, around 45% of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 3.40. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 3.76.

4

operational balance sheet accounts

in millions of U.S.dollars
FINANCIAL POSITION DATA	(2) 2016	(1) 1Q16	(1) 1Q17
Trade accounts receivable	665.4	793.4	678.7
Customer and commercial financing	37.4	34.7	37.2
Inventories	2,496.4	2,505.3	2,658.2
Property, plant and equipment	2,154.2	2,071.2	2,183.7
Intangible	1,664.6	1,390.7	1,678.2
Trade accounts payable	952.1	989.3	894.8
Advances from customers	856.2	962.2	841.6
Total shareholders' equity	3,941.2	3,945.7	3,996.5
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

One of the principal reasons for the lower adjusted operating cash flow generation in 1Q17 as compared to 1Q16 was due to higher working capital during the current period. Inventories increased US$ 161.8 million from the end of 2016 to finish 1Q17 at US$ 2,658.2 million, primarily due to the normal seasonal pattern of investment in inventory in preparation for higher expected deliveries in the remainder of the year. In addition, three finished executive jets originally programmed for delivery in 1Q17 were delivered in early 2Q17, leading to a higher ending inventory figure at the end of 1Q17. At the end of 1Q17, trade accounts receivable were also higher, at US$ 678.7 million, representing an increase of US$ 13.3 million from the level of receivables at the end of 2016. Other impacts on cash flow during 1Q17 included a decrease of US$ 57.3 million in trade accounts payable to end the quarter at US$ 894.8 million, and a US$ 14.6 million decrease in advances from customers to end 1Q17 at US$ 841.6 million.

Intangibles increased US$ 13.6 million, from US$ 1,664.6 million at the end of 2016 to US$ 1,678.2 million at the end of 1Q17 as a consequence of continued investments in product development. Property, plant and equipment ended 1Q17 at US$ 2,183.7 million, compared to the US$ 2,154.2 million at the end of 2016.

Total Backlog

Considering all deliveries as well as firm orders obtained during the period, the Company’s total firm order backlog decreased US$ 0.4 billion during 1Q17 to end the quarter at US$ 19.2 billion.

5

segment Results

The Commercial Aviation segment represented 62.0% of consolidated revenues in 1Q17, as compared to the 54.3% reported in 1Q16. The portion of Executive Jets revenues decreased from 30.7% in 1Q16 to 22.0% in 1Q17, due to a 43.8% decline in revenues on lower deliveries in 1Q17 as compared to 1Q16. The share of Defense & Security revenues increased slightly from 14.5% in 1Q16 to 15.2% in 1Q17, though revenues finished with a year-over-year decline of 17.7% in 1Q17. Other segment revenues as a percentage of total 1Q17 revenues were 0.8% versus 0.5% in the prior year period.

in millions of U.S.dollars
NET REVENUES	(1) 4Q16%		(1) 1Q16%		(1) 1Q17%
BY SEGMENT
Commercial Aviation	1,031.8	50.9	711.1	54.3	636.4	62.0
Executive Jets	669.5	33.0	401.8	30.7	226.0	22.0
Defense & Security	318.5	15.7	189.2	14.5	155.7	15.2
Others	8.0	0.4	6.9	0.5	8.2	0.8
Total	2,027.8	100.0	1,309.0	100.0	1,026.3	100.0
(1) Derived from unaudited financial information.

Commercial Aviation

In 1Q17 Embraer delivered 18 commercial aircraft, as shown below:

DELIVERIES	4Q16	1Q16	1Q17
Commercial Aviation	32	21	18
EMBRAER 170	-	-	-
EMBRAER 175	26	19	16
EMBRAER 190	3	-	-
EMBRAER 195	3	2	2

During the quarter, Embraer announced Brazil’s Azul as the launch operator for the E195-E2 and Norway’s Widerøe as the launch operator for the E190-E2.

In January 2017, Embraer signed a contract with Widerøe, the largest regional airline in Scandinavia, for up to 15 E2 jets. The Norwegian regional carrier will place the E190-E2, the first member of the second generation E-Jet family, into revenue service in the first half of 2018. Azul, the largest operator of the current generation E195s in the world, will fly the E195-E2 in the first half of 2019. The deal between Embraer and Azul was firmed in 2015 and is for up to 50 aircraft, consisting of 30 firm orders and 20 purchase rights.

The E-Jets E2 development program remains on time, on specification and on budget. The company performed in March the maiden flight of the E190-E2 fourth prototype. The aircraft will be used for interior tests such as cabin evacuation, environmental comfort and internal noise. Also in March, the E195-E2 took off for the first time. The flight, originally scheduled for the second half of the year, happened just three weeks after the roll out.

The current E-Jets customer base has been continuously expanding. Throughout the first quarter of 2017, South Africa’s Airlink joined the E-Jet operator family. The airline is acquiring five E-Jets — three E170s and two E190s ―, from ECC Leasing, a wholly-owned Embraer subsidiary, as part of a planned growth and modernization strategy. Airlink will start to receive the aircraft in the first half of 2017.

In the segment of commercial jets with 70 to 130 seats, Embraer maintains its leadership with more than 50% of the sales and 60% of the deliveries in the world market.

At the end of 1Q17, the order book (backlog) and cumulative deliveries for Commercial Aviation were as follows:

6

COMMERCIAL AVIATION	Firm Orders	Options	Total	Deliveries	Firm Backlog
BACKLOG
E170	193	6	199	190	3
E175	525	209	734	437	88
E190	590	55	645	534	56
E195	166	3	169	156	10
E175-E2	100	100	200	-	100
E190-E2	85	107	192	-	85
E195-E2	90	80	170	-	90
TOTAL E-JETS	1,749	560	2,309	1,317	432

Executive JETS

The Executive Jets segment delivered 11 light and 4 large jets, totaling 15 aircraft in 1Q17, compared to 23 deliveries in 1Q16.

DELIVERIES	4Q16	1Q16	1Q17
Executive Aviation	43	23	15
Light Jets	25	12	11
Large Jets	18	11	4

During the first quarter of 2017, Embraer announced that the Phenom 300 was the industry’s best selling business jet across all segments in 2016, marking the fourth consecutive year of this achievement for this model. Embraer delivered 63 Phenom 300 jets in 2016, the highest volume of any business jet model, according to the General Aviation Manufacturers Association (GAMA).

Also during 1Q17, Embraer appointed Michael Amalfitano as the new President and CEO of its Executive Jets business unit. Mr. Amalfitano succeeded Marco Tulio Pellegrini, who was appointed as the new CEO of OGMA – Indústria Aeronáutica de Portugal.

In March, two important aircraft delivery milestones also took place. The first Phenom 100EV model was delivered in Melbourne, FL to an undisclosed US customer and the 400th Phenom 300 was delivered to Elite Jets, an air charter/taxi company, recently established in Naples, Florida. The delivery occurred during a ceremony at Embraer’s Customer Center, also in Melbourne, FL. The 400th Phenom 300 joins Elite Jets’ all-new Embraer aircraft fleet, now consisting of one Legacy 500 and four Phenom 300s.

Defense & security

In 1Q17, Embraer delivered two Super Tucano aircraft to the United States Air Force (USAF) that will be commissioned to Lebanon.

With respect to the KC-390 program, the development and certification progressed with tests in cooperation with the Brazilian Air Force to evaluate the aerial refueling system and the aircraft cargo handling system. In addition, crosswind tests were performed in Punta Arenas, Chile and Río Gallegos, Argentina.

The Geostationary Defense and Communication Satellite Program (SGDC), whose integration is under the responsibility of Visiona Tecnologia Espacial, had the satellite and launcher ready for launch, but due to events of force majeure, given a general strike and social movements in French Guiana, its launch was postponed until after the general strike ends. Visiona continues to offer its service of satellite imagery analysis, via a constellation of 27 satellites, with the objective of developing large remote sensing projects in Brazil and neighboring countries. Visiona seeks to consolidate itself as the national leader in satellite imagery, and during 1Q17 was successful in winning contracts with companies such as Suzano Papel e Celulose and CTG.

7

The Services and Support area signed logistical support contracts with the Panamanian Government for the Legacy 600 jet, with the Mexican Air Force for its surveillance aircraft, and with the Indian Air Force for its Legacy 600 fleet. A contract was also signed with the Colombian Air Force for technical publication revisions covering all Embraer platforms.

Atech, jointly with the Government of India, during the country’s Republic Day inaugurated the AAI (Airports Authority of India) Command and Control Center. During LAAD 2017, an international airshow for Defense and Security, Atech launched ARKHE, a set of integrated and efficient products for Command and Control systems. The SAGITARIO traffic control system was also completed in APP (Approach Control Center) Salvador and ACC (Area Control Center) Recife.

class action UPDATE

In August, 2016, a putative securities class action was filed in a U.S. court against the Company and certain of its former and current executives, asserting claims in connection with allegedly false and misleading statements and omissions concerning the FCPA investigation and related matters. In October, 2016, a federal Court in New York appointed a lead plaintiff and a leading counsel for the putative class action. In December 2016, lead plaintiff filed an amended complaint. The Court has not yet issued a briefing schedule for the motion to dismiss and other procedural aspects of the case. So far the Company believes that there is no adequate base to estimate provisions related to this matter.

Reconciliation OF IFRS and “non gaap” information

in millions of U.S.dollars
EBITDA RECONCILIATION	(2) 4Q16	(1) 1Q16	(1) 1Q17
LTM* (IFRS)
Net Income Attributable to Embraer	166.1	234.8	104.6
Noncontrolling interest	1.7	10.9	1.5
Income tax (expense) income	(8.7)	105.3	4.6
Financial income, net	51.4	8.1	55.7
Foreign exchange loss, net	(4.5)	(21.5)	(22.8)
Depreciation and amortization	330.1	329.2	328.7
EBITDA LTM	536.1	666.8	472.3
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
* Last Twelve Months

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure.  Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

8

in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(1)	(1)
	4Q16	1Q16	1Q17
Net Income Attributable to Embraer	195.2	103.9	42.5
Noncontrolling interest	0.5	2.1	1.9
Income tax (expense) income	55.9	(32.1)	(18.8)
Financial income, net	34.9	0.4	4.7
Foreign exchange gain (loss), net	(9.9)	11.4	(6.9)
Depreciation and amortization	101.9	73.8	72.4
EBITDA	378.5	159.5	95.8
EBITDA Margin	18.7%	12.2%	9.3%
(1) Derived from unaudited financial information.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

in millions of U.S.dollars
ADJUSTED EBIT RECONCILIATION	(1) 4Q16	(1) 1Q16	(1) 1Q17
Operating profit before financial income (EBIT)	276.6	85.7	23.4
Provision for voluntary redundancy scheme	(0.8)	-	7.6
Impact of Penalty Provision	22.5	-	-
Provisions for financial guarantees related to Republic	(52.2)	-	-
Adjusted EBIT	246.1	85.7	31.0
Adjusted EBIT Margin %	12.1%	6.5%	3.0%
(1) Derived from unaudited financial information.

in millions of U.S.dollars
ADJUSTED EBITDA RECONCILIATION	(1) 4Q16	(1) 1Q16	(1) 1Q17
EBITDA	378.5	159.5	95.8
Provision for voluntary redundancy scheme	(0.8)	-	7.6
Impact of Penalty Provision	22.5	-	-
Provisions for financial guarantees related to Republic	(52.2)	-	-
Adjusted EBITDA	348.0	159.5	103.4
Adjusted EBITDA Margin %	17.2%	12.2%	10.1%
(1) Derived from unaudited financial information.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables above.

9

		in millions of U.S.dollars
ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1) 4Q16	(1) 1Q16	(1) 1Q17
Net Income Attributable to Embraer	195.2	103.9	42.5
Net change in Deferred income tax & social contribution	26.4	(105.6)	(24.3)
After-tax provision for voluntary redundancy scheme	(0.6)	-	5.0
Impact of Penalty Provision	22.5	-	-
After-tax provisions for financial guarantees	(34.5)	-	-
Adjusted Net Income	209.1	(1.7)	23.2
Adjusted Net Margin	10.3%	-0.1%	2.3%
(1) Derived from unaudited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

Some Financial Ratios based on “non GAAP” information

CERTAIN FINANCIAL RATIOS - IFRS	(1) 4Q16	(1) 1Q16	(1) 1Q17
Total debt to EBITDA (i)	7.01	5.49	9.08
Net debt to EBITDA (ii)	1.07	0.33	1.71
Total debt to capitalization (iii)	0.49	0.48	0.52
LTM EBITDA to financial expense (gross) (iv)	2.46	3.47	2.12
LTM EBITDA (v)	536.1	666.8	472.3
LTM Interest and commissions on loans (vi)	218.2	192.2	222.6
(1) Derived from unaudited financial information.

 (i) Total debt represents short and long-term loans and financing.

(ii) Net debt represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

10

FINANCial statements

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)

	(1)	(1)	(1)
	Three months ended on
	31 Dec, 2016	31 Mar, 2016	31 Mar, 2017
Revenue	2,027.8	1,309.0	1,026.3
Cost of sales and services	(1,620.6)	(1,047.7)	(871.8)

Gross profit	407.2	261.3	154.5
Operating Income (Expense)
Administrative	(44.0)	(39.0)	(42.6)
Selling	(81.4)	(101.4)	(70.9)
Research	(18.8)	(6.6)	(8.2)
Other operating income (expense), net	13.7	(28.5)	(9.3)
Equity in gain or losses of associates	(0.1)	(0.1)	(0.1)

Operating profit before financial income	276.6	85.7	23.4
Financial expenses, net	(34.9)	(0.4)	(4.7)
Foreign exchange gain (loss), net	9.9	(11.4)	6.9

Profit before taxes on income	251.6	73.9	25.6
Income tax (expense) income	(55.9)	32.1	18.8

Net Income	195.7	106.0	44.4
Attributable to:
Owners of Embraer	195.2	103.9	42.5
Noncontrolling interest	0.5	2.1	1.9

Weighted average number of shares (in thousands)
Basic	735.6	730.4	735.2
Diluted	736.3	733.4	736.3

Earnings per share
Basic	0.2658	0.1422	0.0578
Diluted	0.2652	0.1417	0.0577

Earnings per share - ADS basic (US$)	1.0634	0.5690	0.2312
Earnings per share - ADS diluted (US$)	1.0609	0.5668	0.2309
(1) Derived from unaudited financial statements.

11

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1)	(1)	(1)
	Three Months Ended
	31 Dec, 2016	31 Mar, 2016	31 Mar, 2017
Operating activities
Net income	195.7	106.0	44.4
Items not affecting cash and cash equivalents
Depreciation	57.2	43.9	50.0
Government grants depreciation	(3.1)	-	(0.8)
Amortization	57.0	38.0	28.0
Amortization contribution from suppliers	(12.3)	(8.1)	(5.6)
Allowance (reversal) for inventory obsolescence	(16.0)	5.5	1.2
Provision for adjustment to market value	63.8	1.7	3.1
Provision (reversal) allowance for doubtful accounts	(1.2)	6.2	3.1
Gains on fixed assets disposal	11.7	1.9	(0.1)
Deferred income tax and social contribution	26.4	(105.6)	(24.3)
Accrued interest	(17.1)	13.7	6.3
Interest over marketable securities	(31.9)	7.0	(2.9)
Equity in the losses of associates	0.1	0.1	0.1
Share-based remuneration	0.3	0.4	0.2
Foreign exchange gain (loss), net	(9.8)	4.0	(4.9)
Residual value guarantee	2.9	(2.4)	(8.1)
Accounts payable for penalties	(146.9)	-	-
Provision for voluntary redundancy scheme	(89.8)	-	7.6
Other	(0.5)	(1.4)	(1.4)
Changes in assets
Financial investments	(50.2)	(145.8)	(503.6)
Derivative financial instruments	0.6	(10.5)	(13.2)
Collateralized accounts receivable and accounts receivable	32.4	9.0	(8.0)
Customer and commercial financing	(9.8)	21.5	0.2
Inventories	368.8	(200.6)	(196.7)
Other assets	242.5	12.4	67.5
Changes in liabilities
Trade accounts payable	(174.0)	(51.1)	(58.1)
Non-recourse and recourse debt	(7.7)	(0.7)	2.5
Other payables	(40.6)	4.7	22.0
Contribution from suppliers	-	98.9	86.0
Advances from customers	(81.4)	32.3	(16.1)
Taxes and payroll charges payable	(164.5)	(12.4)	(4.6)
Financial guarantees	(53.1)	(7.1)	(19.8)
Other provisions	60.8	(8.3)	(5.9)
Unearned income	(11.0)	(13.2)	(16.6)
Net cash generated (used) by operating activities	199.3	(160.0)	(568.5)
Investing activities
Additions to property, plant and equipment	(78.1)	(76.1)	(52.5)
Proceeds from sale of property, plant and equipment	2.8	-	18.0
Additions to intangible assets	(137.3)	(111.2)	(117.1)
Investments in associates	(0.3)	(1.4)	(0.1)
Proceeds from held to maturity securities	(128.4)	(13.3)	20.4
Loans	1.5	(18.0)	-
Dividends Received	-	-	0.1
Restricted cash reserved for construction of assets	-	4.3	4.5
Net cash used in investing activities	(339.8)	(215.7)	(126.7)
Financing activities
Proceeds from borrowings	149.5	89.2	757.0
Repayment of borrowings	(198.0)	(55.7)	(273.9)
Dividends and interest on own capital	(3.9)	(7.4)	(9.3)
Proceeds from stock options exercised	0.2	(1.1)	3.8
Net cash generated (used) by financing activities	(52.2)	25.0	477.6
Increase (Decrease) in cash and cash equivalents	(192.7)	(350.7)	(217.6)
Effects of exchange rate changes on cash and cash equivalents	(21.3)	144.6	7.0
Cash and cash equivalents at the beginning of the period	1,455.5	2,165.5	1,241.5
Cash and cash equivalents at the end of the period	1,241.5	1,959.4	1,030.9
(1) Derived from unaudited financial statements.

12

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

A S S E T S	(2)	(1)
	As of December 31,	As of March 31,
	2016	2017
Current assets
Cash and cash equivalents	1,241.5	1,030.9
Financial investments	1,775.5	2,064.2
Trade accounts receivable, net	665.4	678.7
Derivative financial instruments	21.0	38.0
Customer and commercial financing	8.5	6.8
Collateralized accounts receivable	142.8	156.1
Inventories	2,496.4	2,658.2
Income tax and Social Contribution	80.7	97.4
Other assets	349.9	408.0
	6,781.7	7,138.3
Non-current assets
Financial investments	168.2	386.9
Derivative financial instruments	11.1	12.6
Customer and commercial financing	28.9	30.4
Collateralized accounts receivable	180.5	158.5
Guarantee deposits	511.4	411.2
Deferred income tax	3.4	20.1
Other assets	156.7	123.6
	1,060.2	1,143.3

Investments	3.9	3.9
Property, plant and equipment, net	2,154.2	2,183.7
Intangible assets	1,664.6	1,678.2
	4,882.9	5,009.1

TOTAL ASSETS	11,664.6	12,147.4
(1) Derived from unaudited financial information.
(2)Derived from audited financial information.

13

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

LIABILITIES	(2)	(1)
	As of December 31,	As of March 31,
	2016	2017
Current liabilities
Trade accounts payable	952.1	894.8
Loans and financing	510.3	322.9
Non-recourse and recourse debt	22.9	26.9
Other payables	379.5	380.2
Advances from customers	716.4	709.6
Derivative financial instruments	8.4	13.6
Taxes and payroll charges payable	43.6	38.1
Income tax and social contribution	25.9	26.8
Financial guarantee and residual value	49.7	32.7
Provisions	135.8	148.7
Dividends payable	24.8	33.9
Unearned income	311.5	294.5
	3,180.9	2,922.7
Non-current liabilities
Loans and financing	3,249.6	3,964.9
Non-recourse and recourse debt	351.0	349.5
Other payables	16.9	17.3
Advances from customers	139.8	132.0
Taxes and payroll charges payable	67.9	70.9
Deferred income tax and social contribution	263.3	255.1
Financial guarantee and residual value	161.1	150.1
Provisions	179.0	174.8
Unearned income	113.9	113.6
	4,542.5	5,228.2

TOTAL LIABILITIES	7,723.4	8,150.9

Shareholders' equity
Capital	1,438.0	1,438.0
Treasury shares	(49.1)	(41.1)
Revenue reserves	2,566.1	2,566.6
Share-based remuneration	36.8	37.0
Retained earnings (losses)	-	28.6
Accumulated Other Comprehensive Loss	(143.0)	(127.5)
	3,848.8	3,901.6
Non-controlling interest	92.4	94.9
Total company's shareholders' equity	3,941.2	3,996.5

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	11,664.6	12,147.4
(1) Derived from unaudited financial information.
(2)Derived from audited financial information.

14

Investor Relations

Eduardo Couto, Chris Thornsberry, Caio Pinez, Nádia Santos, Paulo Ferreira and Viviane Pinheiro.

(+55 12) 3927- 1000

investor.relations@embraer.com.br

http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its1Q17 Results on Tuesday, May 2, 2017 at 11:30AM (SP) / 10:30AM (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 60342039

ABOUT EMBRAER

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit www.embraer.com.br

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer